SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 6

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq.	John J. Poetker, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Borden Ladner Gervais LLP
222 Bay Street	1000 Canterra Tower
Suite 1750, P.O. Box 258	400 Third Avenue S.W.
Toronto, Ontario M5K 1J5	Calgary, Alberta T2P 4H2
(416) 777-4700	(403) 232-9500

          This Amendment No. 6 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on June 19, 2006 by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada, which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
          The Schedule TO relates to the offer by Canadian Superior to purchase all of the issued and outstanding common shares (including the common shares that become outstanding upon the exercise of options to acquire common shares) of Canada Southern Petroleum Ltd., at a price per share of:
          (a) Cdn$2.50, in cash; and
          (b) 2.75 Canadian Superior common shares.
          The offer is subject to the terms and conditions set forth in the Offer and Circular, dated June 16, 2006, and the related Letter of Transmittal, copies of which were filed as exhibits to the Schedule TO.
Item 12.     Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

11.1	Press release of Canadian Superior, dated July 31, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on August 1, 2006.

12.1	Press release of Canadian Superior, dated July 31, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on August 1, 2006.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 1, 2006

CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.
By:	/s/ Richard Watkins
	Name:	Richard Watkins
	Title:	President

CANADIAN SUPERIOR ENERGY INC.
By:	/s/ Michael E. Coolen
	Name:	Michael E. Coolen
	Title:	President